SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)


                            Hemagen Diagnostics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   423501 105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Mark A. Weiss, Esq.
                           Keating, Muething & Klekamp
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  July 21, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                       (Continued on the following pages)

 CUSIP No. 423501 105                  13D                     Page 2 of 7 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Jerry L. Ruyan
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                    (b)

--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [ ]


--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   -0-
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      684,854 - See Item 5(I)(b)
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     345,154 - See Item 5(I)(b)
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          684,854 - See Item 5(I)(a)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
             IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 423501 105                 13D                      Page 3 of 7 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           William P. Hales
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                                   (b)

--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)


--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   -0-
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      684,854 - See Item 5(II)(b)
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     249,600 - See Item 5(II)(b)
                              --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          684,854 - See Item 5(II)(a)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423501 105                 13D                       Page 4 of 7 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas A. Donelan
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)    [X]
                                                               (b)

--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   -0-
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      684,854 - See Item 5(III)(b)
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     50,100
                              --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          684,854 - See Item 5(III)(a)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
             IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 423501 105                13D                       Page 5 of 7 Pages

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Christopher P. Hendy
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]
                                                               (b)

--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen
--------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   -0-
          SHARES              --------------------------------------------------
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      684,854 - See Item 5(IV)(b)
         REPORTING            --------------------------------------------------
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     40,000
                              --------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          684,854 - See Item 5(IV)(a)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
             IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     -1- This  Amendment  No. 2 to Schedule  13D is being filed  solely to amend
Item 4.

Item 4.  Purpose of Transaction.

     On July 21, 1999, Messrs. Ruyan, Hales, Donelan and Hendy mailed definitive consent solicitation materials to stockholders of Hemagen Diagnostics, Inc. and filed such definitive consent solicitation materials with the Securities and Exchange Commission. The consent solicitation relates to the removal of all of Hemagen's current directors and their replacement with Messrs. Ruyan, Hales, Donelan and Hendy.

     Messrs. Ruyan, Hales, Donelan and Hendy are seeking approval of the following:

1. Repeal the Bylaw amendments adopted July 2, 1999 along with any other amendments adopted by the Board of Directors since February 4, 1993 and prior to the effective date of this stockholder action other than the Bylaws adopted by this Consent;

2. Amend Article III, Section 1 of the Bylaws to eliminate the classified Board of Directors;

3. Remove Hemagen's Board of Directors and any other person or persons (other than those elected pursuant to this consent) elected or appointed to the Board of Directors prior to the effective date of this stockholder action in addition to or in lieu of any of such current members to fill any newly created directorship or vacancy on the Board of Directors, or otherwise;

4. Amend Article III, Section 2 of the Bylaws to permit Hemagen's stockholders to fill vacancies on the Board of Directors;

5. Elect our nominees, Jerry L. Ruyan, William P. Hales, Thomas A. Donelan and Christopher P. Hendy as directors of Hemagen to fill four of the six newly created vacancies on the Board of Directors and to serve until their respective successors are duly elected and qualified; and

6. Approve the grant of options to purchase 7.5% of the outstanding fully-diluted shares of Hemagen Common Stock at $1.36 per share to William
     P. Hales and 7.5% of the outstanding fully-diluted shares of Hemagen Common Stock at $1.36 per share to Redwood Holdings Inc.

     As soon as valid and unrevoked consents representing a majority of the outstanding Common Stock as of the record date evidencing approval of Proposal 1 have been received, those consents will be delivered to Hemagen. When valid and unrevoked consents representing a majority of the outstanding Common Stock as of the record date evidencing approval of proposals 2 through 6, those consents will also be delivered to Hemagen.

     Mr. Ruyan has proposed to the directors that they reconsider their actions of July 2, 1999 in amending the Bylaws to increase the percentage necessary for amendment of the Bylaws from 50% to 66-2/3% of all outstanding Common Stock. He has specifically proposed that the directors convene a special meeting of the Board and rescind the actions of July 2, 1999 concerning the Bylaws.

Item 7.  Material to be Filed as Exhibits.

        3. Letter to Directors of Hemagen Diagnostics, Inc. dated July 22, 1999.

Dated: July 23, 1999                  *
                                       -----------------------------------------
                                                     Jerry L. Ruyan

                                      *
                                       -----------------------------------------
                                                     William P. Hales

                                      *
                                       -----------------------------------------
                                                     Thomas A. Donelan

                                      *
                                       -----------------------------------------
                                                     Christopher P. Hendy


                                      *By:   /s/Mark A. Weiss
                                          --------------------------------------
                                                 Mark A. Weiss
                                                 Attorney-in-Fact

               [letter on Redwood Venture Group, Ltd. stationery]


July 22, 1999


Copy of letter as sent to:

Paul N. Fruitt
Charles W. Smith
Alan S. Cohen
Lawrence Gilbert
Ricardo M. de Oliveira

Dear                       :

As you know, I am a significant stockholder in Hemagen Diagnostics, Inc. I am writing to each of the independent outside directors of Hemagen to notify you that I am deeply concerned that certain of my rights as a stockholder, as well as the rights of all stockholders of Hemagen have been impaired by the action purportedly taken at a meeting of the Board of Directors on July 2, 1999.

When Hemagen went public in 1993 and until July 2, 1999, its Bylaws allowed a simple majority of outstanding shares to make amendments to the Bylaws. Shareholders invested in Hemagen under that state of facts and with the reasonable expectation that any Bylaw changes would be carefully thought out and be made only in the long-term best interests of the Corporation. The board action on July 2 purporting to change the Bylaws to increase the percentage necessary to amend from a simple majority to a two-thirds majority was a hasty and panicky response, dictated by management, to our consent solicitation offered announced June 25, 1999.

I am confident that you agree that any actions you take, particularly during a contest for control of the Board, must always place the interests of the shareholders first and foremost. In my opinion, this change was not made to protect the company or its shareholders but merely to protect entrenched management and prevent stockholders from adopting our proposals. I believe that this action is invalid and a breach of your fiduciary duty to all the shareholders of Hemagen, including me. Furthermore, we intend to contest this action and firmly believe it will be overturned in Delaware courts.

Unfortunately, the cost of this type of action is very high. I believe both our group and the Company may needlessly spend several hundred thousand dollars in litigation to correct this unwarranted action. I believe this expense is unnecessary and an egregious waste of corporate assets.

Under the circumstances, I remind you that the outside directors are obligated to act responsibly to ensure that the rights of all stockholders are preserved and that the assets of the corporation are safeguarded and not needlessly wasted. It is your duty to maintain the highest level of corporate governance and to see to it that the focus of management on keeping their jobs does not blur the vision of the independent directors in serving the stockholders.

Our Bylaws allow any two directors to call a special meeting of the Board and a majority present can reverse the action of July 2. I urge you to do this now and rescind the previous action thus restoring the stockholders rights and avoiding this needless expense to the stockholders. The telephone numbers of all the directors are enclosed for your convenience.

Your consideration is crucial to avoid litigation with us. Furthermore, I believe it is even more critical in avoiding derivative suits against the company and/or each of its directors, by shareholders who certainly know that their rights have been taken away and who have been disenfranchised.

Shouldn't a simple majority of the shareholders have the right to choose the management group that they believe is best suited to determine the fate of our company?

Sincerely,

/s/Jerry L. Ruyan

Jerry L. Ruyan

Special meetings of the Board of Directors may be called by the Chairman of the Board, the President, or by two or more directors on at least two days notice to each director, if such notice is delivered personally or sent by telegram, or on at least three days notice if sent by mail.

                            Hemagen Outside Directors

                 Name                           Telephone

            Paul N. Fruitt                     617-332-1334
            Charles W. Smith                   561-793-2564
            Alan S. Cohen                      617-527-1121
            Lawrence Gilbert                   626-395-3288
            Ricardo M. de Oliveira             800-426-2436